

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2013

Via E-mail
Eric J. Foss
Chief Executive Officer
ARAMARK Holdings Corporation
ARAMARK Tower
1101 Market Street
Philadelphia, PA 19107

> **Re:** **ARAMARK Holdings Corporation**
> **Registration Statement on Form S-1**
> **Filed September 9, 2013**
> **File No. 333-191057**

Dear Mr. Foss:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please revise to disclose the approximate number of holders of your shares of common stock as of the latest practicable date pursuant to Item 201(b) of Regulation S-K.

3. We note that, on March 7, 2013, you issued $1,000 million of 5.75% senior notes due in 2020 and also amended or repaid certain senior notes. We also note that, on October 29, 2012, you completed the spin-off of your majority interest in Seamless North America, LLC to your stockholders in the form of a dividend. In this regard, please include a pro-forma condensed statement of operations for the year ended September 28, 2012 and the

six months ended June 28, 2013 in accordance with Article 11 of Regulation S-X to give effect to these transactions as if they occurred at the beginning of each period. Such pro forma financial information should be preceded by an introductory paragraph which briefly describes:

- each transaction for which pro forma effects are presented,
- the periods presented, and
- an explanation of what the pro forma presentation shows.

Please note that pro forma adjustments should be referenced to footnotes which clearly explain the assumptions involved and any calculations necessary for investors to understand the adjustments.

4. With respect to your pro forma information, adjustments that are directly attributable to this offering should be disaggregated from other pro forma information required by Article 11. In particular, we suggest you include a pro forma column that gives effect to adjustments associated with the offering and a separate column or columns that detail other events or transactions that have occurred, or that are probable, for which disclosure of pro forma financial information would be material to investors. For guidance, please refer to Instruction 6 to Rule 11-02(b) of Regulation S-X.

Market and Industry Data, page iii

5. We note the use of data throughout the filing. Please clarify if some of the information was obtained through third-party reports or studies.

Prospectus Cover Page

6. To the extent that the underwriter's option to purchase additional shares is not exercised in full, please clarify how the share purchases will be allocated among you and the selling shareholders here and in your Underwriting section.

Prospectus Summary, page 1

7. Please revise the summary to eliminate some redundancies. We note that you repeat your position in North America and globally three times, you repeat the estimated size of the industries you operate in twice, you repeat your statements regarding your "deep consumer insight" three times and the disclosure in your Our Strategies section mostly repeats what has already been said in the Our Market Opportunity and Our Strengths section of your prospectus summary. Please revise the prospectus summary to eliminate such redundancies.

8. We note that your summary, in large part, repeats identical information contained on pages 69 to 75 in your Business section. Please revise the summary to identify those

aspects of the offering that are most material to you. Refer to Item 503 of Regulation S-K.

9.   Please revise the summary section and throughout to eliminate subjective statements, such as the statements regarding your "exceptional" customer services and "compelling" value proposition on page 1, "successful" acquisitions and "exciting" new clients on page 2, "attractive" industry dynamics, "vast" experience, "deep" consumer insight, "premier" service offerings and "trusted" partners on page 4, "deep" customer insight, "strong foundation" and "strong" management team on page 5, "high levels of excellence," "rigorous" executional frameworks, "world class" service, "stringent" quality standards, "enhanced" consumer experience, "high quality, innovative and consistent" service and "attractive" value proposition on page 6, "deep" industry knowledge and "highly attractive" contracts on page 7, "selling" excellence, and "successful" implementation and "operational excellence" on page 8 and "selling and marketing excellence" and "strong" client relationships on page 78. Alternatively, please clarify what you mean by such statements, revise to state as your belief and provide the basis for such belief. These are only examples. Please revise throughout, as necessary.

10. Please disclose in one of the opening paragraphs of the prospectus summary that following the offering you will be a "controlled company" and briefly discuss the associated risks or include a cross reference to the discussion of such risks.

Our Company, page 1

11. We note your disclosure on page 1 that you "hold the #2 position in North America, a top 3 position in countries representing 98% of 2012 total sales, and are one of only 3 food and facilities competitors with the combination of scale, scope and global reach. Please disclose how you are measuring your position in North America and the "countries representing 98% of 2012 total sales. It is unclear to us what you are trying to convey with the phrase "countries representing 98% of 2012 total sales." Please revise to clarify. Similarly revise at page 69.

12. We note your disclosure on page 1 and on page 70 that your mission is "anchored in a set of core values that guide [your] executives in the marketplace." Please revise to clarify that these are your goals and that there is no guarantee that you will accomplish such goals. In addition, please clarify what you mean by "best-in-class quality," "moment of truth" and the "do the right things."

13. Please revise the statements in the last paragraph on pages 1 and 70 to state as beliefs. In addition, please tell us the basis for your belief that you are "well-recognized" for your customer service and value proposition. Alternatively, please remove these statements.

14. We note your disclosure that you have been named one of the World's Most Admired Companies by Fortune Magazine every year since 1999. Please name the category in

which you were named as it does not appear that you were named as one of the overall top 50 World's Most Admired Companies by the magazine or advise. In addition, please describe the criteria for selection so that investors can understand the significance of the award. Similarly, please describe the criteria for selection by the Ethisphere Institute.

15. Please revise the statement beneath the chart on page 2 and in the first paragraph on page 70 regarding your continued growth and margin expansion opportunities to state as a belief. In addition, please clarify that there is no guarantee that you will continue to grow.

16. We note your disclosure regarding your sales and adjusted EBITDA, under the second chart on page 2. Please disclose your net income from the most recently completed fiscal year and interim stub. In addition, please disclose your current debt level.

17. We note you have disclosed sales and Adjusted EBITDA for fiscal 2012 in the paragraph that follows the chart depicting sales by client type. Where you disclose non-GAAP measures, please also disclose the most comparable GAAP measure with equal or greater prominence. In addition, you should provide a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure, or provide a cross reference to your reconciliation. Please provide similar disclosure throughout the filing where non-GAAP amounts are presented.

Our History and Recent Accomplishments, page 2

18. Please revise to remove the third sentence in the second paragraph on page 3 as you are not selling shares of the Pepsi Bottling Group. In addition, please revise the last sentence in this paragraph to state as a belief.

19. We note your disclosure that you have "sharpened [your] focus on achieving sustainable value creation through accelerating revenue and profit growth with expanding margins." Please revise to briefly explain how you have been "accelerating revenue and profit growth with expanding margins" and why you belief such activities will result or have resulted in "sustainable value."

20. Please refer to the last paragraph in this section. You indicate that you have won some "new" clients. Please briefly explain the time when these companies that are named became your clients.

21. Please revise the last sentence in this section to clarify that there is no guarantee that you will be able to continue to grow and gain new customers.

Our Market Opportunity, page 3

22. Please balance you disclosure in the first, second and third paragraphs of this section by clarifying that there is no guarantee that the number of outsourcing opportunities will increase and that you will be able to gain additional market share if they do.

23. Please provide the basis for your belief that larger service providers will continue to win a disproportionate amount of the business and provide the basis for the implication that larger service providers have been winning a disproportionate amount of such business. In this regard, we note your statement that the five largest competitors are capturing only 9% of the global market.

24. Please revise to clarify what you mean by "value-added provision" in the last sentence in the first paragraph of this section on page 3.

25. Please revise the statements about your clients' decisions in the third sentence in the third paragraph of this section to state as a belief.

26. Please provide the basis for your belief that there is a growing trend towards outsourcing. Similarly, please provide the basis for your statement on page 4 that the food facilities and uniform services industries are growing.

27. Please balance the fourth paragraph in this section to discuss any challenges you may have as the growth rate in Asia has been declining. In addition, please disclose here that your operating results continue to be affected by the economic uncertainty experienced in the countries in which you operate and that you anticipate the economic conditions, specifically in Europe, and unemployment levels will continue to remain challenging. Refer to page 40.

28. Please revise to clarify what you mean by your disclosure that your operations in Europe are centered around top 3 positions on page 3.

Our Strengths, page 4

Leadership in a Large, Fragmented and Growing Market, page 4

29. Please clarify what you mean by your "clients' success" in the first sentence in this section on pages 4 and 71 and revise to state as a belief. Alternatively, please remove.

30. Please revise the last sentences in the first and second paragraphs of this section to state as beliefs.

Favorable Geographic, Sector and Service Mix, page 4

31. Please revise the first sentence in this section here and on page 72 to state as a belief. In addition, please revise to clarify what you mean by "expanding" presence in North America by providing quantitative information.

Deep Client and Consumer Insight Leads to Attractive Growth Opportunities, page 5

32. We note your disclosure that the annualized revenue from new clients contracted during 2012 was over $1.0 billion. Please revise to disclose the actual revenue from new clients in 2012.

Improving Profitability with Resilient Cash Flow, page 5

33. Please briefly define the terms "SKU rationalization" and "portioning waste control." In addition, in an appropriate place in your prospectus, please describe such efforts in SKU rationalization, portioning waste control, enhanced labor scheduling, turn-over reduction and SG&A discipline so that investors understand why you believe such efforts will increase your profitability and result in increased sales growth. Similarly revise at page 73.

34. Please clarify what you mean by "favorable" business mix, "strong and stable" cash flow and "modest" earnings decline. In addition, please revise the first two sentences in the second paragraph of this section to state as beliefs.

Strong Management Team with Diverse Experience, page 5

35. Please revise the first sentence in this section to state as a belief. In addition, please revise to remove your disclosure regarding your CEO's "demonstrated multi-year track record of success and stockholder value creation" as we note that he has only been at ARAMARK since 2012.

Our Strategies, page 6

36. Please revise the introductory paragraph of this section to clarify that there is no guarantee that you will be able to continue to build your core business in North America and expand.

Increase our Presence in Emerging Markets, page 7

37. To the extent practicable, please disclose here the percentage of your sales that are currently in these emerging markets.

Grow New Business, page 6

Expand New Business Through Selling Excellence, page 6

38. Please clarify that the first two sentences in this section are your beliefs and provide the basis for your statement that "the current rate of penetration will accelerate as more businesses and organizations continue to see the benefits of outsourcing non-core activities."

39. Please balance your disclosure that Education has a "lower level of economic sensitivity" to briefly discuss here and in your Risk Factors section how the K-12 market was adversely affected in the recent economic recession and how the higher education market has been affected by the recent economic recovery. In this regard, we note that most public school districts depend largely on state and local funding, many states saw significant reductions in tax proceeds during the recent economic recession and that many states have yet to recover. In addition, we note that college enrollment has fallen as the economy recovers. Alternatively, please tell us why such disclosure is unnecessary.

Increase Our Presence in Emerging Markets, page 7

40. Please disclose the amount of growth in China that you experienced in your most recently completed fiscal year. In addition, please revise to clarify why you believe that you have "established a strong presence in South America."

Accelerate Margin Expansion, page 7

41. Please delete the reference to "consistent performance in Adjusted Operating Income," since 2007.

Pursue Strategic Acquisitions, page 7

42. We note your disclosure that you intend to acquire businesses with complementary geographic service offerings. Please disclose in an appropriate section of your prospectus whether you have any current plans for such acquisitions.

Summary Consolidated Financial Data, page 12

43. Please consider removing the unaudited designation from the interim columnar headings as all of the summary and selected consolidated financial data are considered to be unaudited. Specifically, please note that, unless your auditor reports on selected financial data using the guidelines in AU 552, the information should not be labeled, described or implied as being audited.

44. Please expand the per share data here and on page 36 to also include pro forma per share data for the most recent fiscal year and subsequent interim period. In addition, please provide a footnote to the table explaining the computation of the pro forma net income (loss) per share data.

45. Your presentation of noncash working capital appears to be unconventional as it excludes current maturities of debt and cash. In this regard, the more conventional metric is working capital, which is normally defined as current assets less current liabilities. As such, please revise to discuss the usefulness of noncash working capital to your investors and reconcile to working capital for each of the periods. Also, please revise to present noncash working capital as other financial data. When presenting working capital, please note that your reclassification of prepayment and other assets to PP&E, during the quarter ended June 28, 2013, creates an inconsistency in working capital as the amount of current assets on page F-3 does not agree with the amount of current assets on page F-47.

46. Please present Other Financial Data as a separate table, with footnotes, as your presentation of these non-GAAP amounts should not have greater prominence than the most directly comparable GAAP measure.

Risk Factors, page 16

Changes in, new interpretations of or changes in the enforcement, page 20

47. We note your disclosure on page 20 that an estimated 11.7% of your sales in fiscal 2012 were derived from business with U.S. federal, state and local governments and agencies. Please add a risk factor addressing the risk of budget cuts that your clients may face as a result of the sequester or tell us why such risk factor is unnecessary.

Use of Proceeds, page 31

48. Please clarify, if known, which indebtedness, or amount under which facilities or loans, you intend to repay or advise.

49. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.

Dividend Policy, page 32

50. Please briefly describe here how the covenants in existing indebtedness may impact your ability to pay dividends or advise.

Dilution, page 34

51. It appears that your computation of net tangible book value (deficit) and the related per share amounts excludes the reduction of tangible assets by the amount of common stock subject to repurchase and other. Please revise or tell us why you believe your current presentation is appropriate.

Management's Discussion and Analysis, page 39

Results of Operations - Fiscal 2012 Compared to Fiscal 2011, page 46

Consolidated Overview, page 46

52. You indicate that sales in your FSS International segment were positively impacted from your role as the exclusive food service provider in the Athletes' Village for the London Olympics in the United Kingdom and more than offset the sales decline in Spain. In this regard, please revise to discuss the percentage or dollar impact associated with both of these events in manner similar to other items that you identify and discuss in your filing.

53. We note that your discussion does not address cost of services directly. In this regard, we believe your operating income discussion should be supplemented with a discussion and analysis of your cost of services on a stand-alone basis for each segment and as a whole. Further, such disclosure should include separate quantification and discussion of changes in the significant components of cost of services. See Instruction #4 to Item 303(a) of Regulation S-K.

Liquidity and Capital Resources, page 51

Overview, page 51

54. In the second paragraph you disclose that you enjoy a strong liquidity position. Although you have a positive working capital position at June 28, 2013, we note that you had negative working capital position at September 28, 2012. In addition, we note the various risks factors associated with your indebtedness starting on page 24. In particular, we note that you indicate that you are a highly leveraged company. In this regard, please tell us how you determined that you enjoy a strong liquidity position.

Asset Impairment Determinations, page 63

55. You indicate that, at the date of your annual goodwill impairment test, the estimated fair value of each reporting unit exceeded its corresponding carrying amount, including goodwill. You also state that a prolonged economic decline in certain of the European countries in which you operate could put you at risk of not achieving future growth assumptions, which could result in an impairment of goodwill or other long-lived assets

within the FSS International segment. In this regard, we note that during the second quarter of fiscal 2013, you recorded an impairment charge of approximately $11.7 million in the FSS International segment to write-off all of the goodwill associated with reporting units in Spain and Korea. Please clarify how you define a prolonged economic decline and what events transpired during the second quarter that resulted in an impairment of your Spain and Korea reporting units. Also, provide us with significant support for your conclusions and consider revising your disclosures to include the following:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test, at each reporting unit;
- Amount of goodwill allocated to each reporting unit;
- More detailed descriptions of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- More detailed descriptions of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

In addition, please include a discussion of the assumptions underlying your estimates of future cash flows.

56. Please provide us with a summary of the impairment analysis you performed with respect to your domestic and international reporting units.

57. It appears that you recognized impairments in your Spain and Korea Operations due to a prolonged decline in these countries that impacted your growth assumptions. In this regard, please tell us whether a continued decline in FSS International could result in additional charges that may have a material negative impact on your results. If so, your MD&A should be revised to clearly discuss any known trends or uncertainties that had, or that you expect to have, a material unfavorable impact on your results of operations. Also, please tell us what consideration you gave to such disclosures at September 28, 2012. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

Business, page 69

Food and Support Services, page 75

58. Please briefly discuss the types of services you provide in "building commissioning" on page 76.

Sales and Marketing, page 78

59. Please briefly describe your "common selling process" and describe how you "combine [your] targeted business development strategies with [your] strong client relationships to deliver differentiated and innovative solutions."

60. Please revise the last two sentences in the first paragraph of this section on page 78 to state as beliefs. In addition, please describe how you obtain "clear insight into the factors that influence client choice." For example, do you obtain research from third-party sources or conduct your own research?

61. Please disclose the actual percentage of revenues from new clients acquired less the actual revenues of clients lost during fiscal year 2012 and the most recent interim stub.

Management, page 86

Composition of the Board of Directors, page 88

62. Please identify each independent director pursuant to Item 407(a) of Regulation S-K. In addition, we note that you are increasing the size of your board upon completion of the offering. If known, prior to effectiveness, please identify the directors that will serve on your board following the completion of the offering and include any necessary consents pursuant to Rule 438 of the Securities Act.

Board Committees, page 90

Nominating and Corporate Governance Committee, page 91

63. Please disclose the terms of the Stockholders Agreements that relate to identifying individuals to become new members of the board of directors here or include a cross-reference to where such terms are disclosed.

Executive Compensation, page 92

Compensation Discussion and Analysis, page 92

Components of Executive Compensation, page 98

Messrs. Neubauer and Sutherland and Ms. McKee, page 98

64. It appears that you review different sets of companies to gather information about competitive compensation practices. In particular, you benchmark against a selected "peer group." Please tell us whether you also benchmark against the 500 companies you reference in the first sentence in this section on page 98 and the companies in the industry

surveys you reference on page 102. If you do, please identify these companies and disclose the degree to which you consider such companies comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Equity Incentives, page 103

65. We note your disclosure that, during the ten months ended July 26, 2013, you granted to certain employees time-based stock options, performance-based stock options, installment stock purchase opportunities ("ISPOs"), restricted stock units and deferred stock units. Also, we note that, on July 29, 2013, you closed on an exchange offer for outstanding ISPOs in exchange for restricted stock and time based stock options. Please disclose the exercise price for these grants, and tell us whether or not you intend to recognize compensation expense for the difference, if any between this price and the expected IPO price. It is assumed that such equity grants were made in contemplation of your IPO. Please advise.

66. We note from your disclosures in Note 10 to your audited consolidated financial statements and Note 9 to the interim financial statements that, during the various periods presented in the financial statements, you issued a significant number of stock-based compensation grants. In this regard, on page 67, you indicate that you consider the independent third-party valuation firm's utilization of the market-comparable approach and the income approach. In addition, you indicate that, when determining the enterprise value at each valuation date and the corresponding value of the common stock per share, you equally weight the market-comparable approach and the income approach. As such, it appears that the fair value of the equity instruments granted during the twelve months prior to the date of the most recent balance sheet included in the registration statement is based on internal valuation that considers the independent third-party valuation firm's valuations. As such, please revise your disclosures to discuss the following with respect to the issuance of such equity instruments:

- Discuss the significant factors, assumptions and methodologies used in determining fair value.
- Discuss each significant factor contributing to the difference between the fair value as of the date of each grant and the fair value as determined by the independent third party valuation, if applicable.

Refer to the guidance in the AICPA Audit and Accounting Practice Aid Series, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

67. If any of the restricted shares and options will vest in connection with the offering, please revise MD&A to discuss the amount of expense that is expected to be recognized as a result of their vesting.

68. We note you determined the expected term for the time based and performance based options using the simplified method. Please revise to disclose the reasons why this method was used for certain of your stock-based compensation grants, the types of share option grants for which the method was used, if not used for all stock-based compensation grants. Such disclosure should also be provided for the periods for which the method was used, if not used consistently for all periods. Refer to the guidance outlined in Question 6 of SAB Topic 14:D:2.

Principal and Selling Shareholders, page 134

69. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. In this regard, we note your disclosure that GS Capital Partners and J.P. Morgan Partners are affiliates to your underwriters. If any of the selling shareholders are broker-dealers or affiliates of broker-dealers, please disclose in your Underwriting section that such sellers are underwriters or provide an analysis as to why you believe such persons are not acting as statutory underwriters.

70. For any selling shareholders that you do not identify as statutory underwriters, please disclose in your Underwriting section that such selling shareholders may be deemed to be underwriters with respect to the shares they are offering.

Certain Relationships and Related Party Transactions, page 138

Stockholder Arrangements, page 138

71. Please disclose the agreements among the parties to the Stockholders Agreement regarding the election of directors here.

Description of Capital Stock, page 147

Exclusive Forum, page 152

72. We note your disclosure on page 152 regarding the choice of forum. Please include a risk factor to describe the risks to investors attendant to the exclusive forum provision in your amended and restated certificate of incorporation.

Conflicts of Interest, page 153

73. We note your disclosure on page 153 that your amended and restated certificate of incorporation provides that none of the Controlling Owners or any of their affiliates or any directors not employed by you or his affiliates have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business in which you or your affiliates now engage or propose to engage in or otherwise competing with you or your affiliates. Please discuss the risks attendant with such provision in your Risk

Factors section or tell us why this is not necessary. In addition, please disclose in one of the opening paragraphs of your Prospectus Summary section.

Audited Financial Statements – September 28, 2012, page F-1

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-9

74. Based on your disclosures on page 79, it appears that each of your sectors have different contracts with significantly different terms. For example, your profit and loss contracts sometimes include commissions paid to the client that may be variable or fixed based on categories of sales. Furthermore, some of these contracts require minimum guaranteed commissions. With regard to your client interest contracts, we note that certain contracts include incentive fees. As such, it appears that your revenue recognition policy should be significantly expanded to discuss your revenue recognition methodology under both profit and loss contracts and client interest contracts.   Such discussion should also address your accounting methodology for commissions and incentive fees associated with these contracts.

75. We note that you receive vendor consideration, including rebates, allowances and volume discounts. In this regard, please revise your disclosures to include a significant discussion of your accounting methodology for vendor consideration received.

Note 8. Income Taxes, page F-30

76. We note that you have significant foreign operations which resulted in tax obligations. In this regard, please tell us whether you hold significant cash amounts in foreign jurisdictions with favorable tax rates. If so, please tell us the impact that repatriating such amounts would have on your income taxes and results of operations, or clearly indicate that such amounts are permanently reinvested. In addition, please tell us whether you previously repatriated funds as well as whether you can meet your obligations, including dividend payments, with available funds, without repatriating such amounts. If meeting such obligations is not possible without the repatriating amounts held in jurisdictions with favorable tax rates, please revise to include appropriate disclosure in your dividend policy section, on page 32, as well as in your liquidity and capital resources discussion within MD&A.

Note 13. Business Segments, page F-40

77. We note that a significant portion of your operating results discussion for FSS North America focuses on the impact that certain service sectors within FSS North America have on your results, including margins. In this regard, it appears there are several significant differences in the economic characteristics between each of your service

sectors. Based on the table shown on page 76, we also note that you provide different services to each of your clients. In addition, we note the following disclosures:

- On page 78, you indicate that your business development functions are aligned directly with the sectors and services in which we have leadership positions.
- On page 79, you indicate that client contracts for sports, entertainment and recreational services typically require larger capital investments, but have correspondingly longer and fixed terms, usually from five to fifteen years.
- On page 79, you also indicate that food and support Services contracts are generally obtained and renewed either through a competitive process or on a negotiated basis. However, contracts in the public sector are frequently awarded on a competitive bid basis, as required by applicable law. Furthermore, contracts for Food and Support Services with school districts and correctional clients are typically awarded through a formal bid process, while contracts in the private sector may be entered into on a less formal basis.
- On page 80, you indicate that historically there has been a lower level of activity during your first and second fiscal quarters in the sports, entertainment and recreational services. The seasonability in your sports, entertainment and recreational services appears to be offset by the seasonability of your educational operations during your first and second fiscal quarters. Conversely, historically there has been a significant increase in the provision of sports, entertainment and recreational services during your third and fourth fiscal quarters, which is partially offset by the effect of summer recess at colleges, universities and schools.
- On page 83, you highlight some of the regulatory differences through your disclosure that from time to time both federal and state government agencies have conducted audits of certain of our practices as part of routine investigations of providers of services under government contracts, or otherwise.
- In addition, you maintain liquor license and serve alcoholic beverages at many sports, entertainment and recreational facilities, including convention centers and national and state parks. In this regard, it appears that certain sectors would benefit from the larger margins normally derived from the sale of alcoholic beverages while others would not. Furthermore, certain sectors may be highly dependent on the sale of alcohol beverages to maintain their profitability.

In particular, these disclosures appear to highlight some of the significant differences in seasonal trends and volatility as well as different pricing, demand, contractual arrangements, and regulatory environments that could lead to significant differences in economics within each of your sectors. Based on this information, please tell us how each of your sectors meet the aggregation criteria set forth in paragraphs 17 and 18 of SFAS 131 and provide us with the reports that management reviews to allocate resources to each sector as well as assess their performance. In your response, please also include a gross profit analysis related to each of your sectors for each of the fiscal years presented.

78. With regard to your FSS International operations, we note that you recorded impairment
charges of approximately $11.7 million in the FSS International segment to write-off all
of the goodwill associated with reporting units in Spain and Korea. In particular, the
impairment charge resulted from continued economic weakness in Spain and recent
reductions in government support for the Healthcare and Education sectors, two of the
primary sectors of the Spanish reporting unit. In this regard, please provide us with a list
of your reporting units and how you meet the aggregation criteria set forth in paragraphs
17 and 18 of SFAS 131. In particular, since it appears that certain reporting units
experienced negative economic circumstances significant enough to warrant the
recognition of impairment, while others did not, please tell us how you determined that
the economics of your reporting units are similar.

Note 15. Related-Party Transactions, page F-43

79. Also, we note from the disclosure on page 10 that, after the completion of the offering,
the Sponsors will continue to control a majority of the voting power of your outstanding
common stock. Please revise the notes to your financial statements to disclose the
existence of this control relationship. Refer to the guidance outlined in ASC 850-10-50-6.

ARAMARK Holdings Corporation, page F-47

Unaudited Interim Financial Statements – June 28, 2013, page F-47

Note 2. Acquisitions and Divestitures, page F-54

80. Refer to the October 29, 2012 disposition of Seamless North America, LLC
("Seamless"). Please tell us the book value of the net assets of Seamless at September
28, 2012 and at the disposition date, if materially different. Also, tell us how you valued
the disposition of Seamless on October 29, 2012. In particular, please reconcile any
significant differences between the book value of Seamless and the fair value attributed
to the shares issued in the form of a dividend.

AIM SERVICES Co., Ltd, page F-73.

Audited Financial Statements – March 31, 2013, page F-73

Independent Auditor Report, page F-73

81. We note that your auditor's report indicates that "Management is responsible for….these
consolidated financial statements in accordance with accounting principles generally
accepted in the United States of America…" However, your auditor's opinion paragraph
states that "In our opinion, the consolidated financial statements referred to above…in
accordance with accounting principles generally accepted in Japan ("Japanese GAAP")."
Please reconcile these statements or have your auditor provide a revised report.

Undertakings, page II-3

82. Please include the undertaking in Item 512(f) of Regulation S-K or tell us why this is not necessary.

Exhibit 23.1 and Exhibit 23.2- Accountants' Consent

83. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Other

84. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Beverly Singleton at (202) 551-3328 or Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

Via E-mail
Joseph H. Kaufman, Esq.
Simpson Thacher & Bartlett LLP